December 2, 2014

Board of Directors
Amedisys, Inc.
5959 S. Sherwood Forest Blvd.
Baton Rouge, LA 70816

Dear Ladies and Gentlemen,

North Tide Capital LLC (“North Tide”), through certain funds we manage, currently owns approximately 12.0% of the outstanding common shares of Amedisys, Inc. (the “Company” or “Amedisys”). We are also one of the largest shareholders of Almost Family, Inc. (“Almost Family”) with an approximate 11.5% stake. We are writing today to encourage you to engage in a good-faith review of a strategic combination of Amedisys and Almost Family, a merger we believe represents an extremely compelling value creation opportunity for both companies and their respective shareholders.

By way of background, North Tide Capital is a value-oriented investment manager with a dedicated focus on the healthcare industry. We currently manage approximately $1.5B in assets and we have been a shareholder of Amedisys since 2011, and Almost Family since 2012. We believe we are one of the largest investors in publicly traded home healthcare stocks today, a position we have established over the past several years based on low valuations and the prospects for improving fundamentals. The industry is consolidating rapidly, as it should given the widespread contraction in margins, with scale and efficiency gains from these activities likely to provide a long-term competitive advantage for those companies willing to participate.

We therefore believe that a merger between Amedisys and Almost Family represents an important strategic opportunity that would unlock significant shareholder value, the merits of which we summarize below:

1.	The synergy potential from combining Amedisys and Almost Family is substantial, and an obvious way to solve the significant corporate overhead inefficiencies at Amedisys;
2.
The strategic benefits of merging the two companies, most notably the market density and competitive positioning that would be achieved in a number of overlapping geographies, represent an opportunity unique to this combination;

3.
The Almost Family team, led by CEO William Yarmuth and President Steven Guenthner, present a compelling solution to the CEO search currently underway at Amedisys, as they are a highly capable management team with a demonstrated track record of significant shareholder value creation; and

4.
The substantial shareholder overlap between the two companies, which we believe is more than 60% overlap, should facilitate shareholder support for such a strategic combination given the pro forma value of the combined company.

While the interim management team led by interim-CEO Ronnie LaBorde has made great strides to improve profitability over the last few quarters, we believe the corporate overhead at Amedisys remains an albatross that will impede the Company’s ability to reach its full potential as a stand-alone entity. A merger with Almost Family would create a pathway to resolve these significant corporate overhead inefficiencies and position the Company to be a low cost provider with greater density and scale in its key geographies. By our estimates, approximately 92% of Almost Family’s home health agencies overlap in states where Amedisys also operates, with dominant positions likely established in important states like Florida, Georgia, and Tennessee. At the same time, Amedisys’ broader footprint could provide a growth opportunity for Almost Family’s underappreciated personal care business, particularly in states looking to move dual eligibles into managed care programs.

We estimate that there are conservatively $50-75MM in corporate overhead cost synergies that could be realized in a combination of Amedisys and Almost Family. This would imply consolidated EBITDA of $200MM+ for the new company (“Newco”) based on reported run-rate EBITDA for both companies as of the third quarter of 2014. We estimate Newco could be worth $1.60-1.80B, based on a conservative 8.0-9.0x enterprise value to EBITDA multiple, versus the combined enterprise value today of approximately $1.3B.

Importantly, this level of EBITDA represents less than a 12% margin, far below what we believe the earnings power of the combined business could be over the next 2-3 years as Medicare reimbursement pressures ease, volume re-accelerates and further consolidation occurs. Further, it does not contemplate any branch-level cost or revenue synergies, which based on precedent transactions in the home healthcare industry, would be highly probable.

A merger with Almost Family would meaningfully de-leverage Amedisys’ balance sheet, with an estimated pro forma debt to EBITDA ratio of less than 1.0x. Combined with the free cash flow power of Newco, which we estimate should be in excess of $100MM annually, we see additional opportunities to refinance or further deleverage to the benefit of shareholders. Put simply, Newco would have better access to capital, would have the flexibility to divest non-core assets, and would be in a position to opportunistically consolidate the home healthcare market over the next several years in a manner that is far superior to the current path of going it alone.

We understand that the Amedisys Board of Directors (the “Board”) has been engaged in an active CEO search process. We believe the Board should put this search on hold given the compelling leadership alternative that would be available in a combination with Almost Family. Over the last 10 years, Mr. Yarmuth and his team have delivered shareholder returns of more than 19% annually, far above the 13% annual return of the S&P 600 Healthcare Index and <1% annually for Amedisys. During this period, Mr. Yarmuth has overseen revenue growth of more than 600% and EBITDA growth of more than 700%. We have gotten to know Mr. Yarmuth well since we became an Almost Family shareholder in 2012, and we believe he is one of the best CEOs we have come across during our experience investing in healthcare services companies over the past 20 years. We believe he is a highly capable CEO for Newco, and as North Tide would be one of the largest shareholders of Newco, we would think our view on this would be an important consideration for the Board.

The fact that the majority of your shareholders are also Almost Family shareholders makes this combination even more compelling. Based on 13-F filings as of September 30, 2014, we estimate that shareholders representing 65% of outstanding Amedisys shares are also shareholders of Almost Family, and shareholders representing 57% of outstanding Almost Family shares are also shareholders of Amedisys. We are hard-pressed to recall a situation with such significant shareholder overlap.

With the considerable shareholder overlap, and the likely revaluation that would occur in both stocks almost immediately, we believe a stock-for-stock merger represents the most logical transaction structure, whereby Amedisys would issue shares to acquire Almost Family on a one-for-one basis. Under this scenario, Amedisys shareholders would own approximately 75% of the new company, the Almost Family management team would run day-to-day operations, and a new pro forma Board of Directors would be created with representation from both sides.

Given the strategic, financial, management and shareholder synergies that are available in a combination of Amedisys and Almost Family, as we have outlined herein, we hope that you are committed to a good-faith review of this transaction. As fiduciaries, we believe it is incumbent upon the Board to fully explore the opportunity at hand. As one of the largest shareholders of both companies, we cannot imagine a more compelling value-creation opportunity, and we look forward to continuing to discuss with you the details of this potential strategic combination.

Sincerely,

/s/ Conan J. Laughlin

Conan J. Laughlin Managing Member, North Tide Capital, LLC